

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Jay Knoll
General Counsel
BARNES GROUP INC
123 Main Street
Bristol, Connecticut 06010

> **Re: BARNES GROUP INC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 13, 2024**
> **File No. 001-04801**

Dear Jay Knoll:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing